<SEQUENCE>1
<FILENAME>etlo_sc13G.txt


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                  Etelos, Inc.
                                (Name of Issuer)

                   Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                    29760D100
                                 (CUSIP Number)

                                 April 30, 2008
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                             Page 1 of  13  Pages

CUSIP No. 29760D100                  13G                  Page 2 of 13 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Fund, LP
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

                 478,592 shares of Common Stock

OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH:  (8)  SHARED DISPOSITIVE POWER

                   478,592 shares of Common Stock

-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                  478,592 shares of Common Stock

-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            2.11%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-------------------------------------------------------------------------------

CUSIP No. 29760D100                  13G                  Page 3 of  13 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Overseas Fund, Ltd.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________________

BENEFICIALLY   (6) SHARED VOTING POWER

                   1,041,230 shares of Common Stock

OWNED BY       ________________________________________________________________

EACH           (7) SOLE DISPOSITIVE POWER
                   0
REPORTING      ________________________________________________________________

PERSON WITH:   (8) SHARED DISPOSITIVE POWER

                     1,041,230 shares of Common Stock

-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,041,230 shares of Common Stock

-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.59 %
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
-------------------------------------------------------------------------------

CUSIP No. 29760D100                  13G                  Page 4 of  13 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Capital Management, L.P.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5) SOLE VOTING POWER
                   0
SHARES         ________________________________________________________________

BENEFICIALLY   (6) SHARED VOTING POWER

                    1,519,822 shares of Common Stock

OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH:   (8) SHARED DISPOSITIVE POWER

                    1,519,822 shares of Common Stock

-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,519,822 shares of Common Stock

-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.70 %
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-------------------------------------------------------------------------------

CUSIP No. 29760D100                  13G                  Page 5 of  13 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Sander Gerber
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
NUMBER OF      (5) SOLE VOTING POWER
                   0
SHARES         ________________________________________________________________

BENEFICIALLY   (6) SHARED VOTING POWER

                    1,519,822 shares of Common Stock

OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH:   (8) SHARED DISPOSITIVE POWER

                   1,519,822 shares of Common Stock
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,519,822 shares of Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.70 %
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-------------------------------------------------------------------------------

CUSIP No. 29760D100                  13G                  Page 6 of  13 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Yoav Roth
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Israel
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________________

BENEFICIALLY   (6) SHARED VOTING POWER

                   1,519,822 shares of Common Stock

OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH:   (8) SHARED DISPOSITIVE POWER

                   1,519,822 shares of Common Stock
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,519,822 shares of Common Stock

-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.70 %
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-------------------------------------------------------------------------------

CUSIP No. 29760D100                  13G                  Page 7 of  13 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            John Doscas
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
NUMBER OF      (5) SOLE VOTING POWER
                   0
SHARES         ________________________________________________________________

BENEFICIALLY   (6) SHARED VOTING POWER

                    1,519,822 shares of Common Stock

OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH:   (8) SHARED DISPOSITIVE POWER

                    1,519,822 shares of Common Stock

-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,519,822 shares of Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
             6.70 %
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-------------------------------------------------------------------------------

CUSIP No. 29760D100                  13G                  Page 8 of 13  Pages



Item 1.

(a) Name of Issuer

      Etelos, Inc., a Delaware corporation
 (the"Company")

(b) Address of Issuer's Principal Executive Offices

       1900 O'Farrell St., Suite 320
       San Mateo, CA 94403


Item 2. Name of Person Filing

This statement is filed by the entities and persons listed below who are collectively referred to herein as "Reporting Persons," with respect to the shares of Common Stock, as defined in Item 2(d).

FUNDS

(i)  Hudson Bay Fund, LP with respect to the Shares held by it.

(ii) Hudson Bay Overseas Fund, Ltd with respect to the Shares held by it.

INVESTMENT MANAGER

(iii) Hudson Bay Capital Management, L.P., (the "Investment Manager"), with respect to the Shares held by Hudson Bay Fund, LP and Hudson Bay Overseas Fund, Ltd. (together, the "Hudson Bay Funds") and to which the Investment Manager serves as investment manager.

REPORTING INDIVIDUALS

 (iv)  Mr. Sander Gerber ("Mr. Gerber"), with respect to the Shares  held by each of the Hudson Bay Funds.

 (v)   Mr. Yoav Roth ("Mr. Roth"), with respect to the Shares  held by each of the Hudson Bay Funds.

  (vi) Mr. John Doscas ("Mr. Doscas"), with respect to the Shares held by each of the Hudson Bay Funds.

      Mr. Gerber, Mr. Roth and Mr. Doscas are collectively referred to as the "Reporting Individuals."

      The Investment Manager serves as the investment manager to each of the Hudson Bay Funds. Each of the Reporting Individuals is an executive officer of the Investment Manager.

CUSIP No. 29760D100                  13G                  Page 9  of  13  Pages


Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of each of the Reporting Persons is:

      120 Broadway, 40th Floor
      New York, NY 10271

Item 2(c).  Citizenship

      Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)   Title of Class of Securities

     Common Stock, $0.001 par value  (the "Common Stock")


Item 2(e)   CUSIP Number

      	29760D100

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 29760D100                  13G                  Page 10 of 13 Pages

Item 4. Ownership

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereton and is incorporated herein by reference for each such Reporting Person.


          The Company's Form 8-K filed on April 25, 2008, indicates that as of April 22, 2008, there were 22,700,634 shares of Common Stock outstanding. The percentages set forth on Row 11 of the cover page for each Reporting Person is based on the Company's outstanding shares of Common Stock.

	  In addition to the reported shares of Common Stock, the Reporting Persons own (i) two tranches of warrants to purchase 166,666 shares of Common Stock in the aggregate (the "Warrants"), (ii) $500,000 aggregate principal amount of 6% secured convertible debentures due April 30, 2010 convertible into 370,370 shares of Common Stock (the "April 2008 Notes") and (iii) $1,000,000 aggregate principal amount of 6% secured convertible debentures due January 31, 2010 convertible into 740,740 shares of Common Stock (the "January 2008 Notes") and together with the April 2008 Notes, ("the Notes"). However,pursuant to the terms of the relevant instruments, Hudson Bay Fund LP and Hudson Bay Overseas Fund Ltd. cannot exercise or convert any of these Warrants or Notes until such time as the Reporting Persons would not beneficially own after any such exercise or conversion more than 4.99% of the outstanding Common Stock.


         The Investment Manager, which serves as the investment manager to the Hudson Bay Funds, may be deemed to be the beneficial owner of all Shares owned by the Hudson Bay Funds. Each of the Reporting Individuals, as executive officers of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all Shares owned by the Hudson Bay Funds. Each of the Investment Manager and the Reporting Individuals hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.


Item 5.  Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


Item 6. Ownership of More than Five Percent on Behalf of Another Person

             Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired
             the Security Being Report on by the Parent Holding Company

             Nor Applicable.

Item 8.  Identification and Classification of Members of the Group

            See Exhibit I.

Item 9.  Notice of Dissolution of Group

            Not applicable.

Item 10.  Certification

     By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29760D100                  13G                  Page 11 of 13 Pages

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of May 9, 2008 by and among Hudson Bay Fund, LP, Hudson Bay Overseas Fund, Ltd., Hudson Bay Capital Management, L.P., Sander Gerber, Yoav Roth and John Doscas.

CUSIP No. 29760D100                  13G                  Page 12 of 13 Pages




	SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: May 9, 2008


HUDSON BAY FUND, LP                       HUDSON BAY OVERSEAS FUND, LTD.


By: /s/ YOAV ROTH                         By: /s/ YOAV ROTH
    ----------------------------------    --------------------------------------
Name:  Yoav Roth                          Name:  Yoav Roth
Title  Principal and Portfolio Manager    Title  Principal and Portfolio Manager


Hudson Bay Capital Management, L.P.       SANDER GERBER

By: /s/ YOAV ROTH                         /s/ SANDER GERBER
    ----------------------------------    --------------------------------------
Name:  Yoav Roth
Title  Principal and Portfolio Manager


YOAV ROTH                                 JOHN DOSCAS

/s/ YOAV ROTH                             /s/ JOHN DOSCAS
--------------------------------------    --------------------------------------

CUSIP No. 29760D100                  13G                  Page 13 of 13 Pages


                                   EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of  May 9, 2008


HUDSON BAY FUND, LP                       HUDSON BAY OVERSEAS FUND, LTD.


By: /s/ YOAV ROTH                         By: /s/ YOAV ROTH
    ----------------------------------    --------------------------------------
Name:  Yoav Roth                          Name:  Yoav Roth
Title  Principal and Portfolio Manager    Title  Principal and Portfolio Manager


Hudson Bay Capital Management, L.P.       SANDER GERBER

By: /s/ YOAV ROTH                         /s/ SANDER GERBER
    ----------------------------------    --------------------------------------
Name:  Yoav Roth
Title  Principal and Portfolio Manager


YOAV ROTH                                 JOHN DOSCAS

/s/ YOAV ROTH                             /s/ JOHN DOSCAS
--------------------------------------    --------------------------------------